

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2013

Via E-mail
Mr. Alan Jin
Senior Vice President Finance and Chief Financial Officer
Ossen Innovation Co., Ltd.
518 Shangcheng Road, Floor 17
Shanghai, 200120
People's Republic of China

> **Re:** **Ossen Innovation Co., Ltd.**
> **Form 20-F**
> **Filed April 16, 2012**
> **File No. 1-34999**

Dear Mr. Jin:

We have reviewed your response dated December 10, 2012 and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F filed April 16, 2012

Risk Factors, page 2

1. We have read your response to comment 2 in our letter dated November 28, 2012 and note your indication you will include the Schedule I in your next Form 20-F. Given the length of time before that Form 20-F is due to be filed, please amend your December 31, 2011 Form 20-F now to include the Schedule I for all periods for which the restricted net assets exceed 25% of consolidated net assets. For each of those periods, please ensure the Schedule I is audited, pursuant to Rule 5-04(c) of Regulation S-X, and request that your auditors revise their audit report accordingly.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief